SUN LIFE’S CHIEF FINANCIAL OFFICER WILL RETIRE IN 2007

Toronto (April 27, 2006) – Sun Life Financial Inc. (TSX/NYSE: “SLF”) announced today that Paul W. Derksen, Executive Vice-President and Chief Financial Officer, has advised that he intends to retire in early 2007.

“Paul Derksen has made a tremendous contribution to Sun Life Financial,” said Donald A. Stewart, Chief Executive Officer. “Paul played a key role in taking us from a policy-holder owned company to a public company with an initial market capitalization of $5 billion, to our strong position today with a worth approaching $30 billion. He will continue to be an important member of the executive team until his departure next year.”

In commenting on his decision, Mr. Derksen noted, “Sun Life has a great management team, and we have accomplished a great deal under Don Stewart’s leadership since becoming a public company. My main focus is on the next three quarters and being part of our continued success. While I currently have no fixed plans for the period following my retirement, I look forward to spending more time with my family and enjoying a broader range of life interests.”

Mr. Derksen’s retirement will be effective after the completion of the 2006 financial reporting cycle, in early 2007. This timing enables the Company to follow an orderly succession process and select the strongest possible successor.

Mr. Derksen joined Sun Life in February, 2000, and was heavily involved in the Company’s initial public offering. He subsequently transfo rmed the finance function, overseeing numerous important transactions and broad-based finance initiatives.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection produc ts and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com